Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

VOLUNTARY ANNOUNCEMENT COMPLETION

OF ACQUISITION OF

ENTIRE EQUITY INTERESTS IN GAP SH

This announcement is made by Baozun Inc. (the “Company”) on a voluntary basis to provide updated information on the progress of the Acquisition.

Reference is made to the announcement of the Company dated November 8, 2022 in relation to the acquisition of the entire equity interests of the Target Companies (the “Announcement”). Unless otherwise defined, capitalized terms used in this announcement shall have the same meanings as those defined in the Announcement.

The Board is pleased to announce that all conditions precedent in respect of the Completion of the SH Transfer under the Share Purchase Agreement have been fulfilled and the Completion of the SH Transfer took place on January 31, 2023 in accordance with the terms and conditions of the Share Purchase Agreement. Upon the Completion of the SH Transfer, Gap SH has become a wholly-owned subsidiary of the Company and the financial information of Gap SH has been consolidated into the financial statements of the Group. As a result, the Company starts running The Gap Inc.’s operations in Mainland China, Hong Kong and Macao from February 1, 2023.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, February 1, 2023

As of the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada and Ms. Yang Liu as directors, and Mr. Yiu Pong Chan, Ms. Bin Yu, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

* for identification purposes only